[Graphic Logo omitted]                                            "CONFIDENTIAL"
Shefsky
& Froelich
  Attorneys at Law
                                                 111 E. Wacker Drive, Suite 2800
                                                         Chicago, Illinois 60601
                                              Tel 312.527.4000  Fax 312.527.2015
                                                              www.shefskylaw.com

                                                                  Susan W. Wiles

                                                          Direct: (312) 836-4192
                                                       Facsimile: (312) 275-7616
                                                   E-mail: swiles@shefskylaw.com
                                                                IN REFERENCE TO:
                                                                    027779-00001


                               September 15, 2006


Via Facsimile: (202) 772-9217 and EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Xechem International, Inc.
                  Schedule 14A
                  Filed August 31, 2006
                  File No. 0-20882

Dear Mr. Riedler,

      I am writing on behalf of our client Xechem International, Inc. (the "Company"), in response to your comment letter dated September 7, 2006. For your convenience, we have reprinted the text of your comments, in italics, followed by the Company's response.

Proposal 3. Approval of the 2006 Stock Award Plan, page 19

      1. Please revise this section to provide for any options you intend or have granted under your 2006 Stock Award Plan, including the participant's name and the number of options granted to the participant.

      The Company has not issued any options under the 2006 Stock Award Plan, nor does it have any present intention to issue options, other than as contemplated under the 2006 Stock Award Plan and as otherwise disclosed in this Proxy Statement. Upon completion of the negotiation, approval and execution of the Howard Becker employment agreement and the Colonel Pandey employment agreement, the Company will issue options to Mr. Becker and Colonel Pandey out of the 2006 Stock Award Plan. Upon completion of the negotiation, approval and execution of the Ramesh Pandey employment agreement, the Company plans to issue options to Dr. Pandey from an alternative plan. This disclosure has been added to page 23 of the Schedule 14A.

September 15, 2006
Page 2

Proposal 4. Approval of Increase in the Number of Authorized Shares, page 24

      2. We note your disclosure in the first full paragraph on page 24 where you state that in addition to the common stock you expect to issue upon exercise of the options and the warrants, and conversion of debentures and the notes in the approximate amount of 785,700,000 shares "excluding any future issuances to Dr. Pandey," the issuance of additional shares will be to provide additional funds for working capital and acquisitions of other businesses. Please clarify if the 785 million shares are being awarded to Dr. Pandey or to several shareholders.

      The 785,700,000 shares will be issued to a series of debenture/noteholders if and/or when the debentures and notes are converted into shares of common stock. None of the 785,700,000 shares contemplated by this disclosure includes shares issuable to Dr. Pandey. Currently, Dr. Pandey receives Class C Series 6 Voting Preferred Stock to maintain a 20% voting interest in the Company. Therefore, upon any additional issuance, Dr. Pandey receives a proportionate number of shares of Class C Series 6 Voting Preferred Stock so that he may maintain his 20% voting interest. It has been proposed and Dr. Pandey may receive nominally priced options designed for him to hold a 20% equity (as well as voting) interest in the Company; the shares underlying these options, if granted, would be reserved from the authorized but unissued common stock of the Company, exclusive of the 785,700,000 shares to be reserved above. The Ramesh Pandey employment agreement has not been finalized nor approved by the Company's board of directors. This disclosure has been added to page 24 of the Schedule 14A.


      3. Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if this proposal is approved by shareholders. If you have no current intentions or understandings to issue the additional authorized common stock other than as provided in the documents, please provide a statement to that fact.

      The Company has no current intentions or understandings, other than those described in the Schedule 14A to issue additional authorized shares of common stock. The Company has disclosed elsewhere in this Proxy Statement, it has outstanding options, convertible debt, debentures and warrants, which are convertible into common stock, based upon their terms. Furthermore, the Company may issue additional options pursuant to the 2006 Stock Award Plan, or pursuant to the Ramesh Pandey Employment Agreement, the Howard Becker Employment Agreement and/or the Colonel Pandey Employment Agreement, once finalized and approved. The Company plans to reserve a sufficient number of shares of common stock in order to meet these obligations. This disclosure has been added to page 24 of the Schedule 14A.

      In addition to the above described revisions, the Company amended its Beneficial Ownership chart to describe Colonel Pandey's option and warrant ownership.

September 15, 2006
Page 3


      The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Best regards,

                               SHEFSKY & FROELICH LTD.

                               /s/ Susan W. Wiles

                               Susan W. Wiles

cc:      Ramesh C. Pandey, Ph.D.
         Mitchell D. Goldsmith, Esq.